EXHIBIT 3.1

AMENDMENT TO THE BY-LAWS OF HARDINGE INC.

DATED MARCH 21, 2006

Effective March 21, 2006, it was resolved that Article II Section 12 of the By-Laws of Hardinge Inc. be amended to read:

At each meeting of stockholders, every stockholder entitled to vote shall have the right to vote in person or by proxy duly appointed by an appropriate instrument, such as a writing, a telegram, a cablegram or other means of electronic transmission, in each case subscribed by or on behalf of such stockholder. The vote for directors shall be by ballot. In a vote by ballot each ballot shall state the number of shares voted and the name of the shareholder or proxy voting. Directors shall, except as otherwise required by law, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Any other corporate action by vote of the shareholders shall, except as otherwise required by law, these By-Laws or the certificate of incorporation, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.